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                                  EXHIBIT 10.3



                       Split Dollar Insurance Plan Summary



                  Giant maintains a death benefit program for its employees who are the level of director and above. Approximately 100 employees are eligible for this program.

                  Pursuant to the plan, Giant purchases a whole life insurance policy on the life of each eligible employee. Giant pays the entire policy premium, but the term cost or "P.S. 58 value" is treated under the plan as additional compensation to the participating employees and as a partial payment of the premium by them. Giant remains the owner of the policy and the beneficiary of the policy proceeds to the extent of premiums paid (excluding the portion of the premium that is deemed to have been paid by the employee). Upon the death of an eligible employee, Giant receives the insurance proceeds, retains the amount of premiums paid (excluding the portion of the premium that is deemed paid by the employee), and remits the difference to a beneficiary named by the employee.

                  An employee who terminates employment prior to attaining age 65 and who has at least 15 years of service may be permitted to purchase the policy, subject to Giant's approval, for a price equal to the sum (without interest) of the premiums Giant has paid (excluding the portion of the premium that is deemed to have been paid by the employee).

                  The beneficiaries of an employee who retires after attaining age 62 with 25 years of services or who remains in Giant's employ until age 65 are entitled to receive a death benefit equal to the policy face amount payable in 10 equal annual installments beginning shortly after the death of the employee. With respect to these employees, Giant may, but need not, continue paying premiums on the policy covering the individual's life. Any proceeds of the polices, whether from a surrender of the policy for its cash value or a payment at the death of the employee, will be part of Giant's general assets. The distributions to beneficiaries of these death benefit amounts are treated for tax purposes as payments under a deferred compensation arrangement rather than as proceeds of life insurance.

                Giant reserves the discretionary right to terminate the Plan upon written notice.